From late 1996 through June 2000 Montag & Caldwell was an investment advisor for the Board of Trustees of the City of Gainesville Consolidated Police Officers' and Firefighters' Retirement Plan (the "Plan"). Montag & Caldwell served the Plan by productively managing the Plan's assets during its three and a half year relationship and regrets that its relationship with the Board of Trustees of the Plan ("the Board") has led to litigation. On January 25, 2001, the Board filed a lawsuit against Montag & Caldwell seeking an accounting and alleging that the Plan may not have received "best execution" if the Plan did not achieve in its transactions the average price obtained by Montag & Caldwell's other clients who participated in the same buying and selling programs. After repeated demonstrations by Montag & Caldwell to the Board that the Plan's performance was consistent with the Board's own goals, the S & P 500, Montag & Caldwell's other clients, and Montag & Caldwell's fiduciary duties, the Board sought an accounting of the transactions by Montag & Caldwell's other clients in an effort to determine if Montag & Caldwell's trading policies had harmed the Board.

Montag & Caldwell's position continues to be that the Board's allegations against it are unjustified and without legal merit. Montag & Caldwell consistently followed the Board's policy guidelines and express instructions. The Board has never claimed that Montag & Caldwell withheld any financial documents related to the Board's transactions, but only that Montag & Caldwell will not release confidential financial information related to Montag & Caldwell's other clients' transactions. Montag & Caldwell maintains that the Board is not entitled to this information through its contractual agreement, nor through any other legal duties.

Although the Circuit Court for Alachua County initially agreed with Montag & Caldwell that the Board's complaint did not state a cause of action for an accounting, the First District Court of Appeal came to a contrary conclusion. Consequently, the appeals court's order has become final and on August 27, 2002, Montag & Caldwell filed its Answer to the original complaint filed by the Board. Since an accounting is generally a two-step process, the Circuit Court will likely first hold an evidentiary hearing in order for the Board to prove its claim that it is entitled to an accounting. If the Board successfully does this, the Circuit Court will then determine the scope of such accounting and will order Montag & Caldwell to account to the Board. Montag & Caldwell will continue to defend its position at this hearing that the Board is not entitled to discover the confidential financial information regarding the transactions of its other clients and that the Board is incorrectly defining and erroneously suggesting that it did not receive best execution.